N E W S R E L E A S E

July 26, 2016

Nevsun Increases Bisha’s Exploration License Area Nearly Twenty-Fold

Nevsun Resources Ltd. (TSX:NSU) (NYSE MKT:NSU) (the “Company” or “Nevsun”) announces that its 60%-owned subsidiary Bisha Mining Share Company (“BMSC”) will be increasing its total land package of exploration licenses to 814 square kilometers, up 1,891% from 41 square kilometers in Eritrea’s Bisha Volcanogenic Massive Sulfide (VMS) District.

The increased exploration license area consists of two highly prospective land packages (see map attached):

  184 square kilometers surrounding the existing BMSC mining licenses (“Tabakin Exploration License”), providing continuous coverage for 15 kilometers over the Bisha mine favourable stratigraphy; and
  630 square kilometers in the vicinity of the Bisha mine over highly prospective geology, combining new and previously relinquished property and the current Mogoraib River exploration license that hosts the Hambok, Asheli and Aderat deposits (“New Mogoraib Exploration License”).

“The Bisha VMS District remains vastly under-explored. Expanding our exploration land package has been a high priority that required a negotiation with the Ministry of Energy and Mines for extended and improved license terms.  BMSC now has ownership of all of the exploration land in the Bisha district”, stated Cliff Davis, President and CEO of Nevsun.  “With greater access to additional high-priority targets and increased time to evaluate results, we have added another key element to our strategy to deliver shareholder value through exploration in this prolific mining district.  We are proud leaders in the Eritrean mining industry and believe BMSC’s exploration efforts will deliver mining for decades to come in the Bisha District.”

The Tabakin Exploration License includes the highly prospective area between the Bisha and Harena mining licenses.  Given the prospectivity and proximity to the existing process plant and the Bisha Mine, BMSC will be permitted to hold the land for ten years before any partial relinquishments.   A number of untested geophysical and geochemical anomalies are present on this property and evaluation will begin immediately.

The New Mogoraib Exploration License provides a fresh start on the relinquishment terms for the entire 630 square kilometer land package and will be subject to the existing relinquishment regime for exploration licenses (three years of no relinquishment followed by two one-year renewals with a 25% annual area reduction beginning after year three). This additional land package will ensure BMSC has sufficient time to fully test the exploration potential using the successful exploration techniques of airborne geophysical surveys followed by systematic ground and borehole geophysics which have led to the exploration success at Harena and Asheli. BMSC management have already identified one specific high-priority target where drilling will begin in H2 2016.

Nevsun has funded its share of these newly acquired exploration licenses via a reduction in the amount receivable from the Eritrean National Mining Corporation (ENAMCO).  This transaction, in addition to $12.5 million collected during Q2 2016, has reduced the amount receivable from ENAMCO to $10 million at June 30, 2016.   ENAMCO has agreed to pay the remaining amount in two installments of $5 million, in each of October 2016 and March 2017.  In exchange for this commitment, Nevsun will no longer be charging interest on the receivable. As a reminder, the receivable from ENAMCO arose in 2011 when ENAMCO agreed to a $254 million price for the acquisition of a 30% interest in BMSC.   The Company has collected the principal and interest (total interest since 2011 is $15 million) from ENAMCO over the past five years.  The collection of this receivable is a good example of the State of Eritrea demonstrating that it is a reliable jurisdiction for foreign direct investment.  The additional investment by Nevsun in this exploration land package demonstrates our belief in the Bisha district, our confidence in operating in Eritrea and our strong relationship with the State of Eritrea.

Quality Assurance

Mr. Peter Manojlovic P.Geo., Nevsun’s Vice President of Exploration, a Qualified Person as defined by NI 43-101, has reviewed the technical content of this press release and approved its dissemination.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 60% owner of the high grade Bisha Mine in Eritrea.  Bisha has nine years of reserve life, generating revenue from both copper and zinc concentrates containing gold and silver by-products.  Nevsun has a strong balance sheet with over US$200 million cash, no debt and pays a peer leading quarterly dividend. Nevsun is well positioned to grow shareholder value through exploration at Bisha and the newly acquired Serbian assets that include the high-grade copper-gold Timok Project.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future including but not limited to statements relating to the business, prospects and future activities of, and developments related to the Company, anticipated developments in operations, commercial production, estimated future production, future costs of production and capital expenditures, mine life of mineral projects, the timing and amount of estimated capital expenditures, costs and timing of exploration and development and capital expenditures related thereto, operating expenditures, and related cash flows, success of exploration activities, estimated exploration budgets, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage, the timing and possible outcome of pending litigation, the timing and possible outcome of regulatory and permitting matters, goals, strategies, future growth, planned future acquisitions and explorations activities, the adequacy of financial resources and other events or conditions that may occur in the future, and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea or Serbia, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations or exploration activities are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; (ix) Reservoir’s PEA is preliminary in nature and it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves; and other risks are more fully described in the Company’s Annual Information Form for the fiscal year ended December 31, 2015, which are incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2015, which is available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, contact: Nevsun Investor Relations Tel: 604 623 4700 Toll free: 1 888 600 2200 Email: IR@nevsun.com Website: www.nevsun.com

Revised Exploration Licenses held by Bisha Mining Share Company